Exhibit 99.1

MKDWELL Tech Inc. to Acquire Premium Smart-Home and IoT Group, Diversifying Beyond Automotive Electronics

Hsinchu, Taiwan, July 17, 2026 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (“MKDWELL” or the “Company”) (Nasdaq: MKDW), an automotive electronics manufacturer, today announced that it has entered into a sale and purchase agreement (the “Agreement”) to acquire the entire issued share capital of Landvision Inc. (“Landvision BVI”), a British Virgin Islands holding company that owns 100% of Landvision Technology Limited (“Landvision HK”), a fast-growing developer and supplier of AI-enabled smart-home and Internet-of-Things (“IoT”) products. The acquisition (the “Acquisition”) will be satisfied entirely through the issuance of new shares of the Company, and represents a strategic step to diversify MKDWELL’s business and broaden its technology platform into the high-growth consumer smart-home sector.

Landvision HK is engaged in the design, development and supply of premium smart-home and connected-device products across three principal business lines: smart-home security products, including smart locks and smart door hardware built on self-developed connectivity platforms — certain of which are Matter-certified for cross-brand interoperability with leading ecosystems — supplied both under its own brands and to major international retailers; cooling appliances; and original equipment manufacturer (“OEM”) and original design manufacturer (“ODM”) solutions for international brand and retail customers.

MKDWELL believes the Acquisition will diversify the Company beyond its established automotive electronics business, which is subject to industry cyclicality, into the consumer smart-home and IoT market — a sector that the Company believes continues to benefit from rising household adoption, the standardization of cross-brand interoperability through the Matter protocol, and the rapid expansion of online retail channels. The Company further believes the two businesses share complementary strengths in embedded control electronics, sensor integration, and ODM/OEM manufacturing supported by an established Greater China supply chain, and that the combination will enhance the scale, profitability and growth profile of the enlarged group.

Under the terms of the Agreement, the Company will issue an aggregate of 30,000,000 new ordinary shares at an issue price of US$8.00 per share, representing an aggregate consideration of US$240,000,000, to the selling shareholders of Wonder Kid. Upon completion, the new shares will represent approximately 87.72% of the Company’s enlarged issued ordinary shares. Certain of the selling shareholders, holding in aggregate 26,000,000 of the new shares, have agreed to a staggered lock-up, with 20% released after six months, a further 20% after twelve months, a further 20% after eighteen months, and the remaining 40% after twenty-four months. The Company has also agreed to grant customary registration rights and to use its best endeavours to file a registration statement on Form F-1 within three months after completion to register the resale of the new shares.

Following completion, by virtue of an acting-in-concert arrangement between Mr. Ming-Chia Huang, the Company’s Chief Executive Officer and controlling shareholder, and certain of the selling shareholders, Mr. Huang, together with the parties acting in concert with him, will control a majority of the Company’s voting rights and will remain the controlling shareholder of the Company. Completion of the Acquisition is subject to the satisfaction of customary closing conditions and is expected to occur on or around August, 2026.

Mr. Ming-Chia Huang, Chief Executive Officer of MKDWELL, said: “ The acquisition of Landvision marks a defining step in MKDWELL’s evolution from a focused automotive electronics manufacturer into a diversified intelligent-device group. Landvision’s premium smart-home and IoT portfolio, its Matter-certified product platform and its rapidly scaling retail and e-commerce channels are a natural extension of our embedded-electronics and sensor expertise, and we are confident this combination will create meaningful, long-term value for our shareholders.”

About MKDWELL Tech Inc.

Through our operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends across the spectrum of research and development, design, production and sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as MKDWELL Tech Inc.’s strategic and operational plans, contain forward-looking statements. MKDWELL Tech Inc. may also make written or oral forward-looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MKDWELL Tech Inc.’s beliefs and expectations, such as expectations with regard to revenue, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to complete and integrate the acquisition described herein and to realize its anticipated benefits; fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com